Exhibit 3.2

AMENDMENT TO

THIRD AMENDED AND RESTATED BYLAWS

OF

DIAMONDROCK HOSPITALITY COMPANY

(THE “CORPORATION”)

The following amendment is effective as of November 3, 2014 as approved by unanimous consent of the Board of Directors of the Corporation.

1.                                      The first sentence of Article II, Section 7 of the Bylaws is hereby deleted in its entirety and replaced with the following:

“Section 7.                                     VOTING.  Directors shall be elected by the vote of a majority of the votes cast with respect to the director at any meeting for the election of directors at which a quorum is present, provided that if on the record date of such meeting the number of director nominees exceeds the number of directors to be elected, directors shall be elected by the vote of a plurality of the shares represented in person or by proxy at any such meeting and entitled to vote on the election of directors.  For purposes of this Section 7, a majority of the votes cast means the number of shares voted for a director must exceed the number of shares voted against the director.  If a nominee who is already serving as a director is not elected pursuant to this standard, the director shall tender his or her resignation to the Board.  The Nominating and Corporate Governance Committee will make a recommendation to the Board on whether to accept or reject the resignation, or whether other action should be taken.  The Board will act on the Committee’s recommendation and publicly disclose its decision and the rationale behind it within 90 days from the date of the certification of the election results.  The director who tenders his or her resignation will not participate in the Committee’s recommendation or the Board’s decision.

2.                                      All other terms of the Third Amended and Restated Bylaws of the Corporation remain in full force and effect.